Pricing Term Sheet
Filed Pursuant to Rule 433(d)
Registration Statement No. 333-279581

September 18, 2025

Issuer:	Wisconsin Electric Power Company
Security:	4.15% Debentures due October 15, 2030
Principal Amount:	$500,000,000
Maturity:	October 15, 2030
Coupon:	4.15%
Initial Price to Public:	99.916% per Debenture
Yield to Maturity:	4.168%
Spread to Benchmark Treasury:	+50 basis points
Benchmark Treasury:	UST 3.625% due August 31, 2030
Benchmark Treasury Yield:	3.668%
Interest Payment Dates:	April 15 and October 15, commencing April 15, 2026
Redemption Provisions:	Prior to September 15, 2030 (the date that is one month prior to the maturity date, which is referred to herein as the “Par Call Date”), the Debentures will be redeemable, at the option of the Issuer, in whole or in part, at any time and from time to time, at a redemption price (expressed as a percentage of principal amount and rounded to three decimal places) equal to the greater of: (1) (a) the sum of the present values of the remaining scheduled payments of principal and interest thereon discounted to the redemption date (assuming the Debentures matured on the Par Call Date) on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the Treasury Rate, as defined in the preliminary prospectus supplement of the Issuer dated the date hereof, plus 10 basis points less (b) interest accrued to, but not including, the date of redemption; and (2) 100% of the principal amount of the Debentures to be redeemed, plus, in either case, accrued and unpaid interest thereon to, but not including, the redemption date. On or after the Par Call Date, the Issuer may redeem the Debentures, in whole or in part, at any time and from time to time, at a redemption price equal to 100% of the principal amount of the Debentures being redeemed plus accrued and unpaid interest thereon to, but not including, the redemption date.
Trade Date:	September 18, 2025
Expected Settlement Date:	September 25, 2025 (T+5)
Expected Ratings*
(Moody’s/S&P/Fitch):	A2 (Stable) / A- (Stable) / A+ (Stable)
CUSIP/ISIN:	976656 CU0 / US976656CU00
Joint Book-Running Managers:	BMO Capital Markets Corp.
Goldman Sachs & Co. LLC
KeyBanc Capital Markets Inc.
Morgan Stanley & Co. LLC
PNC Capital Markets LLC
U.S. Bancorp Investments, Inc.
Co-Managers:	Academy Securities, Inc.
Independence Point Securities LLC

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling BMO Capital Markets Corp. toll-free at (888) 200-0266, Goldman Sachs & Co. LLC toll-free at (866) 471-2526, KeyBanc Capital Markets Inc. toll-free at (866) 227-6479, Morgan Stanley & Co. LLC toll-free at (866) 718-1649, PNC Capital Markets LLC toll-free at (855) 881-0697 or U.S. Bancorp Investments, Inc. toll-free at (877) 558-2607.